KUALA LUMPUR KEPONG BERHAD

(15043-V)
www.klk.com.my

BY COURIER

Our Ref : KLK/SE

19 October 2004

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, [redacted]
Washington, DC
United States o

Dear Sirs

ANNOUNCEMENT : FILE NO. 82-5022
Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934

We enclose a copy of the following announcements which were made to Bursa Malaysia Securities Berhad (formerly Kuala Lumpur Stock Exchange, Malaysia) for your records :

DATE	TITLE
	GENERAL ANNOUNCEMENT
8 Oct. 2004	Listed Companies' Crop – September 2004
	CHANGES IN SUBSTANTIAL SHAREHOLDER'S INTEREST PURSUANT TO FORM 29B OF THE COMPANIES ACT, 1965
10 Sept. 2004	Dato' Lee Soon Hian
20 Sept. 2004	Dato' Lee Soon Hian
18 Oct. 2004	Batu Kawan Berhad
19 Oct. 2004	Dato' Lee Oi Hian
19 Oct. 2004	Dato' Lee Hau Hian
19 Oct. 2004	Dato' Lee Soon Hian
19 Oct. 2004	Di-Yi Sdn Bhd
19 Oct. 2004	Elionai Sdn Bhd
19 Oct. 2004	High Quest Holdings Sdn Bhd
19 Oct. 2004	Wan Hin Investments Sdn Bhd & Group
	CHANGES IN DIRECTOR'S INTEREST PURSUANT TO SECTION 135 OF THE COMPANIES ACT, 1965
19 Oct. 2004	Dato' Lee Oi Hian
19 Oct. 2004	Dato' Lee Hau Hian

Kindly acknowledge receipt of the enclosures at the e-mail address stanley.lim@klk.com.my. Please quote the date of our letter in your acknowledgement.

Yours faithfully
KUALA LUMPUR KEPONG BERHAD

[J. C. Lim]
Company Secretary

cc JP Morgan Chase Bank
20 / F., Chater House, 8 Connaught Road, Central, Hong Kong
Attention : Ms Tintin Subagyo

sh/adr/2004/aug2004

Wisma Taiko, 1 Jalan S.P. Seenivasagam, 30000 Ipoh, Perak Darul Ridzuan, Malaysia.
Tel: 605-2417844 Fax: 605-2535018 (Corporate)

Form Version 2.0

General Announcement

Submitted by **KUALA LUMPUR KEPONG** on **08/10/2004 09:44:17 AM**
Reference No **KL-041008-91958**

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Kuala Lumpur Kepong Berhad**
* Stock name	:	**KLK**
* Stock code	:	**2445**
* Contact person	:	**J C Lim**
* Designation	:	**Company Secretary**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :
Listed Companies' Crop
September 2004

* **Contents :-**

We submit below the crop figures for the month of **September 2004** :-

1.	Rubber	2,413,424 kg
2.	Fresh Fruit Bunches	199,294 mt
3.	Crude Palm Oil	43,241 mt
4.	Palm Kernel	10,249 mt

/gcs

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by **KUALA LUMPUR KEPONG** on **10/09/2004 03:32:00 PM**
Reference No **KL-040910-8D950**

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : **Kuala Lumpur Kepong Berhad**
* Stock name : **KLK**
* Stock code : **2445**
* Contact person : **J.C. Lim**
* Designation : **Company Secretary**

Particulars of substantial Securities Holder

* Name : **Dato' Lee Soon Hian**
* Address : **11 Jalan Gopeng, 30250 Ipoh**
* NRIC/passport no/company no. : **570807-08-6365**
* Nationality/country of incorporation : **Malaysian**
* Descriptions(class & nominal value) : **Ordinary Shares of RM1.00 each**
* Name & address of registered holder :
as above

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* **Disposed**	* **03/09/2004**	* **100,000**	
Disposed	**06/09/2004**	**289,100**	
Disposed	**08/09/2004**	**60,900**	

* Circumstances by reason of which change has occurred : **Shares sold in open market**
* Nature of interest : **Direct**
Direct (units) : **350,000**
Direct (%) : **0.05**
Indirect/deemed interest (units) : **332,132,500**
Indirect/deemed interest (%) : **46.78**
* **Total no of securities after change** : **332,482,500**

* Date of notice : **09/09/2004** 16

Remarks :
fsc

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by **KUALA LUMPUR KEPONG** on **20/09/2004 03:04:39 PM**
Reference No **KL-040920-66E5D**

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Kuala Lumpur Kepong Berhad**
* Stock name	:	**KLK**
* Stock code	:	**2445**
* Contact person	:	**J.C. Lim**
* Designation	:	**Company Secretary**

Particulars of substantial Securities Holder

* Name	:	**Dato' Lee Soon Hian**
* Address	:	**11 Jalan Gopeng, 30250 Ipoh**
* NRIC/passport no/company no.	:	**570807-08-6365**
* Nationality/country of incorporation	:	**Malaysian**
* Descriptions(class & nominal value)	:	**Ordinary Shares of RM1.00 each**
* Name & address of registered holder	:	

as above

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* **Disposed**	* 13/09/2004	* 10,000	
Disposed	14/09/2004	90,000	

* Circumstances by reason of which change has occurred	:	**Shares sold in open market**
* Nature of interest	:	**Direct**
Direct (units)	:	**250,000**
Direct (%)	:	**0.04**
Indirect/deemed interest (units)	:	**332,132,500**
Indirect/deemed interest (%)	:	**46.78**
* **Total no of securities after change**	:	**332,382,500**

* Date of notice : **17/09/2004** [16]

Remarks :
sh

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 18/10/2004 01:45:07 PM
Reference No KL-041018-F17D2

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Kuala Lumpur Kepong Berhad**
* Stock name	:	**KLK**
* Stock code	:	**2445**
* Contact person	:	**J. C. Lim**
* Designation	:	**Company Secretary**

Particulars of substantial Securities Holder

* Name	:	**Batu Kawan Berhad**
* Address	:	**Wisma Taiko, 1 Jalan S. P. Seenivasagam, 30000 Ipoh, Perak Darul Ridzuan**
* NRIC/passport no/company no.	:	**6292-U**
* Nationality/country of incorporation	:	**Malaysia**
* Descriptions(class & nominal value)	:	**Ordinary Shares of RM1.00 each**
* Name & address of registered holder	:	

as above

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* **Acquired**	* **12/10/2004**	* **212,000**	

* Circumstances by reason of which change has occurred	:	**Bought in open market**
* Nature of interest	:	**Direct**
Direct (units)	:	**326,233,600**
Direct (%)	:	**45.95**
Indirect/deemed interest (units)	:	
Indirect/deemed interest (%)	:	

* **Total no of securities after change**	:	**326,233,600**
* Date of notice	:	**18/10/2004**
Remarks	:	

sh

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by **KUALA LUMPUR KEPONG** on **19/10/2004 02:50:25 PM**
Reference No **KL-041019-45DAC**

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : **Kuala Lumpur Kepong Berhad**
* Stock name : **KLK**
* Stock code : **2445**
* Contact person : **J.C. Lim**
* Designation : **Company Secretary**

Particulars of substantial Securities Holder

* Name : **Dato' Lee Oi Hian**
* Address : **55 Jalan Kelab Golf, 30350 Ipoh**
* NRIC/passport no/company no. : **510207-08-5743**
* Nationality/country of incorporation : **Malaysian**
* Descriptions(class & nominal value) : **Ordinary Shares of RM1.00 each**
* Name & address of registered holder :

Batu Kawan Berhad,
Wisma Taiko,
1 Jalan S.P. Seenivasagam,
30000 Ipoh,
Perak Darul Ridzuan

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* Acquired	* 12/10/2004	* 212,000	

* Circumstances by reason of which change has occurred : **Deemed Interest**
* Nature of interest : **Indirect**

Direct (units) : **48,000**
Direct (%) : **0.01**

Indirect/deemed interest (units)	:	**332,344,500**
Indirect/deemed interest (%)	:	**46.81**
* **Total no of securities after change**	:	**332,392,500**
* Date of notice	:	**18/10/2004**
Remarks	:	

sh

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 19/10/2004 02:50:27 PM
Reference No KL-041019-45DAD

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Kuala Lumpur Kepong Berhad**
* Stock name	:	**KLK**
* Stock code	:	**2445**
* Contact person	:	**J.C. Lim**
* Designation	:	**Company Secretary**

Particulars of substantial Securities Holder

* Name	:	**Dato' Lee Hau Hian**
* Address	:	**2 Jalan Raja Di-Hilir, 30350 Ipoh**
* NRIC/passport no/company no.	:	**531016-08-6041**
* Nationality/country of incorporation	:	**Malaysian**
* Descriptions(class & nominal value)	:	**Ordinary Shares of RM1.00 each**
* Name & address of registered holder	:	

Batu Kawan Berhad,
Wisma Taiko,
1 Jalan S.P. Seenivasagam,
30000 Ipoh,
Perak Darul Ridzuan

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* Acquired	* 12/10/2004	* 212,000	

* Circumstances by reason of which change has occurred	:	**Deemed Interest**
* Nature of interest	:	**Indirect**
Direct (units)	:	**55,500**
Direct (%)	:	**0.01**

Indirect/deemed interest (units)	:	**332,344,500**
Indirect/deemed interest (%)	:	**46.81**
* **Total no of securities after change**	:	**332,400,000**
* Date of notice	:	**18/10/2004**
Remarks	:	

sh

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by **KUALA LUMPUR KEPONG** on **19/10/2004 02:50:28 PM**
Reference No **KL-041019-45DAE**

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Kuala Lumpur Kepong Berhad**
* Stock name	:	**KLK**
* Stock code	:	**2445**
* Contact person	:	**J.C. Lim**
* Designation	:	**Company Secretary**

Particulars of substantial Securities Holder

* Name	:	**Dato' Lee Soon Hian**
* Address	:	**11 Jalan Gopeng, 30250 Ipoh**
* NRIC/passport no/company no.	:	**570807-08-6365**
* Nationality/country of incorporation	:	**Malaysian**
* Descriptions(class & nominal value)	:	**Ordinary Shares of RM1.00 each**
* Name & address of registered holder	:	

Batu Kawan Berhad,
Wisma Taiko,
1 Jalan S.P. Seenivasagam,
30000 Ipoh,
Perak Darul Ridzuan

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* Acquired	* 12/10/2004	* 212,000	

* Circumstances by reason of which change has occurred	:	**Deemed Interest**
* Nature of interest	:	**Indirect**
Direct (units)	:	**250,000**
Direct (%)	:	**0.04**

Indirect/deemed interest (units)	:	**332,344,500**
Indirect/deemed interest (%)	:	**46.81**
* **Total no of securities after change**	:	**332,594,500**
* Date of notice	:	**18/10/2004**
Remarks	:	

sh

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by **KUALA LUMPUR KEPONG** on **19/10/2004 02:49:46 PM**
Reference No **KL-041019-45DA8**

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : **Kuala Lumpur Kepong Berhad**
* Stock name : **KLK**
* Stock code : **2445**
* Contact person : **J.C. Lim**
* Designation : **Company Secretary**

Particulars of substantial Securities Holder

* Name : **Di-Yi Sdn Bhd**
* Address : **No. 39 Persiaran Zarib 1, Taman Pinji Mewah 31500 Lahat**
* NRIC/passport no/company no. : **174554-M**
* Nationality/country of incorporation : **Malaysia**
* Descriptions(class & nominal value) : **Ordinary Shares of RM1.00 each**
* Name & address of registered holder :

Batu Kawan Berhad,
Wisma Taiko,
1 Jalan S.P. Seenivasagam,
30000 Ipoh,
Perak Darul Ridzuan

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* Acquired	* 12/10/2004	* 212,000	

* Circumstances by reason of which change has occurred : **Deemed Interest**
* Nature of interest : **Indirect**

Direct (units) :

Direct (%)	:	
Indirect/deemed interest (units)	:	**332,344,500**
Indirect/deemed interest (%)	:	**46.81**
* **Total no of securities after change**	:	**332,344,500**
* Date of notice	:	**18/10/2004**
Remarks	:	

sh

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by **KUALA LUMPUR KEPONG** on **19/10/2004 02:50:11 PM**
Reference No **KL-041019-45DA9**

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : **Kuala Lumpur Kepong Berhad**
* Stock name : **KLK**
* Stock code : **2445**
* Contact person : **J.C. Lim**
* Designation : **Company Secretary**

Particulars of substantial Securities Holder

* Name : **Elionai Sdn Bhd**
* Address : **No. 39 Persiaran Zarib 1, Taman Pinji Mewah 31500 Lahat**
* NRIC/passport no/company no. : **176000-M**
* Nationality/country of incorporation : **Malaysia**
* Descriptions(class & nominal value) : **Ordinary Shares of RM1.00 each**
* Name & address of registered holder :
Batu Kawan Berhad,
Wisma Taiko,
1 Jalan S.P. Seenivasagam,
30000 Ipoh,
Perak Darul Ridzuan

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* Acquired	* 12/10/2004	* 212,000	

* Circumstances by reason of which change has occurred : **Deemed Interest**
* Nature of interest : **Indirect**
Direct (units) :

Direct (%)	:	
Indirect/deemed interest (units)	:	**332,344,500**
Indirect/deemed interest (%)	:	**46.81**
* **Total no of securities after change**	:	**332,344,500**
* Date of notice	:	**18/10/2004**
Remarks	:	

sh

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by **KUALA LUMPUR KEPONG** on **19/10/2004 02:50:21 PM**
Reference No **KL-041019-45DAA**

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Kuala Lumpur Kepong Berhad**
* Stock name	:	**KLK**
* Stock code	:	**2445**
* Contact person	:	**J.C. Lim**
* Designation	:	**Company Secretary**

Particulars of substantial Securities Holder

* Name	:	**High Quest Holdings Sdn Bhd**
* Address	:	**No. 39 Persiaran Zarib 1, Taman Pinji Mewah 31500 Lahat**
* NRIC/passport no/company no.	:	**178504-D**
* Nationality/country of incorporation	:	**Malaysia**
* Descriptions(class & nominal value)	:	**Ordinary Shares of RM1.00 each**
* Name & address of registered holder	:	

Batu Kawan Berhad,
Wisma Taiko,
1 Jalan S.P. Seenivasagam,
30000 Ipoh,
Perak Darul Ridzuan

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* Acquired	* 12/10/2004	* 212,000	

* Circumstances by reason of which change has occurred	:	**Deemed Interest**
* Nature of interest	:	**Indirect**
Direct (units)	:	

Direct (%)	:	
Indirect/deemed interest (units)	:	**332,344,500**
Indirect/deemed interest (%)	:	**46.81**
* **Total no of securities after change**	:	**332,344,500**
* Date of notice	:	**18/10/2004**
Remarks	:	

sh

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by **KUALA LUMPUR KEPONG** on **19/10/2004 02:50:25 PM**
Reference No **KL-041019-45DAB**

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Kuala Lumpur Kepong Berhad**
* Stock name	:	**KLK**
* Stock code	:	**2445**
* Contact person	:	**J.C. Lim**
* Designation	:	**Company Secretary**

Particulars of substantial Securities Holder

* Name	:	**Wan Hin Investments Sdn Bhd & Group**
* Address	:	**No. 39 Persiaran Zarib 1, Taman Pinji Mewah 31500 Lahat**
* NRIC/passport no/company no.	:	**3117-U**
* Nationality/country of incorporation	:	**Malaysia**
* Descriptions(class & nominal value)	:	**Ordinary Shares of RM1.00 each**
* Name & address of registered holder	:	

Batu Kawan Berhad,
Wisma Taiko,
1 Jalan S.P. Seenivasagam,
30000 Ipoh,
Perak Darul Ridzuan

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* Acquired	* 12/10/2004	* 212,000	

* Circumstances by reason of which change has occurred	:	**Deemed Interest**
* *Nature of interest*	:	***Indirect***
Direct (units)	:	**3,750,000**

Direct (%)	:	**0.53**
Indirect/deemed interest (units)	:	**328,594,500**
Indirect/deemed interest (%)	:	**46.28**
* **Total no of securities after change**	:	**332,344,500**
* Date of notice	:	**18/10/2004**
Remarks	:	

sh

Form Version 2.0

Changes in Director's Interest Pursuant to Section 135 of the Companies Act. 1965

Submitted by **KUALA LUMPUR KEPONG** on **19/10/2004 02:50:29 PM**
Reference No **KL-041019-45DAF**

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : **Kuala Lumpur Kepong Berhad**
* Stock name : **KLK**
* Stock code : **2445**
* Contact person : **J.C. Lim**
* Designation : **Company Secretary**

Particulars of director

* Name : **Dato' Lee Oi Hian**
* Address : **55 Jalan Kelab Golf, 30350 Ipoh**
* Descriptions(class & nominal value) : **Ordinary Shares of RM1.00 each**

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* **Acquired**	* **12/10/2004**	* **212,000**	**6.700**

Circumstances by reason of which change has occurred : **Deemed Interest**
Nature of interest : **Indirect**
Consideration (if any) :
Total no of securities after change :
Direct (units) : **48,000**
Direct (%) : **0.01**
Indirect/deemed interest (units) : **332,344,500**
Indirect/deemed interest (%) : **46.81**
* Date of notice : **18/10/2004**

Remarks :

Form Version 2.0

Changes in Director's Interest Pursuant to Section 135 of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 19/10/2004 02:50:31 PM
Reference No KL-041019-45DB0

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Kuala Lumpur Kepong Berhad**
* Stock name	:	**KLK**
* Stock code	:	**2445**
* Contact person	:	**J.C. Lim**
* Designation	:	**Company Secretary**

Particulars of director

* Name	:	**Dato' Lee Hau Hian**
* Address	:	**2 Jalan Raja Di-Hilir, 30350 Ipoh**
* Descriptions(class & nominal value)	:	**Ordinary Shares of RM1.00 each**

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* Acquired	* 12/10/2004	* 212,000	6.700

Circumstances by reason of which change has occurred	:	**Deemed Interest**
Nature of interest	:	**Indirect**
Consideration (if any)	:	
Total no of securities after change	:	
Direct (units)	:	**55,500**
Direct (%)	:	**0.01**
Indirect/deemed interest (units)	:	**332,344,500**
Indirect/deemed interest (%)	:	**46.81**
* Date of notice	:	**18/10/2004**
Remarks	:	